U.S. SECUR[redacted]COMMISSION

Informat... rs
Pursuant to Sect... ...ct of 1934
and Rule 17a-5 ...

05039106

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NO.
8-39227

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Russell Fund Distributors, Inc.

Official Use Only
FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED MAR - 1 2005 WASH. DC 213 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

909 A Street
(No. and Street)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

Tacoma	WA	98402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda L. Gutmann — (253) 591-2969
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

1420 Fifth Avenue, Suite 1900	Seattle	WA	98101
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Linda L. Gutmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Russell Fund Distributors, Inc. as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Linda L. Gutmann
Name
Title: Treasurer

Candace Foss
Notary Public
2/24/05
Pierce County, Washington

CANDACE FOSS NOTARY PUBLIC 6-19-05 STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Operations
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Russell Fund Distributors, Inc.
Index
December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1420 Fifth Avenue
Suite 1900
Seattle WA 98101
Telephone (206) 398 3000
Facsimile (206) 398 3100

Report of Independent Auditors

To the Board of Directors and Stockholder of
Russell Fund Distributors, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Russell Fund Distributors, Inc. (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2005

Russell Fund Distributors, Inc.
Statement of Financial Condition
December 31, 2004

Assets	
Cash equivalents	$ 16,876,174
Distribution fees receivable	3,262,544
Due from affiliates	192,295
Prepaid expenses and other	192,425
Total assets	$ 20,523,438
Liabilities and Stockholder's Equity	
Liabilities	
Distribution fees payable	$ 9,398,604
Compensation payable	4,429,205
Due to affiliates	188,388
Accrued expenses	8,101
Total liabilities	14,024,298
Stockholder's equity	
Common stock, par value $0.10 per share; 100 shares authorized; 26 shares issued and outstanding	3
Additional paid-in capital	3,889,997
Retained earnings	2,609,140
Total stockholder's equity	6,499,140
Total liabilities and stockholder's equity	$ 20,523,438

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Russell Fund Distributors, Inc. (the "Company") is a wholly owned subsidiary of Frank Russell Investment Management Company ("FRIMCo"), a wholly owned subsidiary of Frank Russell Company ("FRC"), all of which are part of the Russell Investment Group. The Northwestern Mutual Life Insurance Company owns substantially all the outstanding shares of FRC.

The Company, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers, Inc. The Company engages in the sale of redeemable shares of registered investment companies and direct participation programs in the United States of America.

Frank Russell Investment Company ("FRIC") and Russell Investment Funds ("RIF") are registered investment companies affiliated with the parent of the Company. The Company has entered into a distribution agreement with each of FRIC and RIF. The Company has entered into a sales support agreement and a shareholder servicing agreement with FRIC. Substantially all fees received in connection with these agreements are remitted to financial intermediaries.

Sales commissions received in connection with front-end load shares are recorded as revenue. For individual sales transactions exceeding a certain threshold, the Company is obligated to pay these sales commissions on behalf of the investor. These payments are recorded as an expense.

Cash Equivalents

The Company considers money market funds to be cash equivalents.

Revenue Recognition

Revenue from distribution and shareholder servicing activities and sales fees is recognized as earned in accordance with the terms of the respective agreements.

Income Taxes

The Company accounts for income taxes based upon an asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. As of December 31, 2004, there were no temporary differences resulting in deferred tax assets or liabilities.

The Company files its tax return with FRC as part of a consolidated group. The provision for income taxes is based on an allocation of the consolidated tax liability to the respective companies included in the consolidated group as if each company were filing on a separate return basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications did not effect previously reported net income or stockholder's equity.

2. Related-Party Transactions

Under a joint purchasing agreement, FRC processes payments for the direct expenses of the Company. Under a joint paymaster agreement, FRC processes payroll transactions for the Company. The Company reimburses FRC monthly for these expenses. Amounts due and payable to FRC for these charges were $188,388 at December 31, 2004.

The Company has entered into a marketing support agreement with FRIMCo. Under this agreement, certain of the Company's registered representatives who are also employees of FRIMCo provide services intended to result in sales of shares of FRIC and RIF. Fees received by the Company in connection with these services are recorded as revenue.

One of the Company's selling agreements is with a related party. This related party engages in direct sales activities of shares of FRIC. Fees for these activities are paid by FRIMCo to the Company pursuant to the marketing support agreement. All fees received in connection with this agreement are remitted to the related party.

Under an expense sharing agreement, other charges, such as marketing materials and accounting costs, incurred by FRC and FRIMCo on the Company's behalf are not allocated to the Company.

3. Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $2,509,353, which was $1,574,400 in excess of its minimum net capital requirement of $934,953, and the ratio of aggregate indebtedness to net capital was 5.6 to 1.

The Company operates under the provisions of Section (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the provisions of that Rule.

4. Concentration of Risk

Substantially all revenue earned by the Company is from affiliated entities.